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Exhibit 16(ii) under Form N-1A
Exhibit 99 under Item 601/Reg. S-K



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BATTERY PARK HIGH YIELD CLASS A             Yield = 2{(  $8,488.72    -   $1,119.55    )+1)^6-
                                                                                       1}=

Computation of SEC Yield                                 101,670      *(  $11.06       -        0.00000)
As of:  March 31, 1997
                                                         SEC Yield =      7.99%

Dividend and/or Interest
Inc for the 30 days ended     $8,488.72

Net Expenses for              $1,119.55
the Period

Avg Daily Shares
Outstanding and entitled
to receive dividends          101,670

Maxium offering price         $11.06
per share as of 3-31-97

Undistributed net income      0.00000

Tax Equivalent Yield
(assumes individual
  does not itemize
  on Federal Return)

100 % minus the Federal
taxable % (100%-28%=72%)

30 SEC yield / by the tax
equiv % (0.00% / 72.0%)=      11.10%


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